InBev

RECEIVED
2007 JAN -3 P 12:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

07020041

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 21 December, 2006

SUPPL

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
JAN 0 8 2007
THOMSON FINANCIAL

Benoît Loore
Assistant Corporate Secretary

dlw 1/5

Enclosure: press releases

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Financial Calendar 2007

InBev is pleased to announce the financial calendar for 2007 as follows:

(all times indicated are Central European Time)

1 March 2007	**Full year 2006 results** 7.00 a.m. Press release 9.00 a.m. Live & audio webcast results presentation to analysts(1) 11.00 a.m. Press conference(2) 2.00 p.m. Conference call for Americas based investors
1 March 2007	**Annual Report 2006** available on www.inbev.com
24 April 2007	**General Shareholders Meeting**(3) followed by a press briefing
25 April 2007	**Dividend payable**
10 May 2007	**First quarter results 2007** 7.00 a.m. Press release 2.00 p.m. Conference call
30 August 2007	**Second quarter results 2007** 7.00 a.m. Press release 2.00 p.m. Conference call
8 November 2007	**Third quarter results 2007** 7.00 a.m. Press release 2.00 p.m. Conference call

InBev respects a close period of 15 calendar days preceding each results announcement.

(1) The presentation for sell-side analysts will be held at InBev, Brouwerijplein, 1 - 3000 Leuven, Belgium
(2) The press conference will take place at InBev, Brouwerijplein, 1 - 3000 Leuven, Belgium
(3) The AGM will be held at Sodehotel, Avenue E. Mounier 5, 1200 Brussels, Belgium

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 85 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro of revenue.
For further information visit www.InBev.com

Contact information

InBev

Marianne Amssoms
Vice President External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: philip.ludwig@inbev.com